Please direct replies to zip code 20549-0510


April 28, 2005

via U.S. mail and facsimile

Mr. Herb Mee, Jr., Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
Oklahoma City, Oklahoma 73112

Re:	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-12396

Dear Mr. Mee:

We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7-Contractual Obligations

1.	Please consider revising your table of contractual
obligations
to include the following:

(a)	Estimated interest payments on your long term debt; and
(b)	Other long-term liabilities.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Report of Independent Registered Public Accounting Firm

2.	Have your auditors revise their report to include a conformed signature as required by Rule 2-02(a) of Regulation S-X.

Statement of Shareholders` Equity (Deficiency)

3.	Amend your statement of shareholders` equity to include a
column
or footnote that shows the changes in the number of shares of the securities as required by APB 12 paragraph 10.

Note 1-Summary of Significant Accounting Policies
Earnings (Loss) Per Share

4.	Please tell us why you have included the weighted average
shares
in the deferred stock compensation plan as a common stock equivalent in your calculation of basic EPS. Also, please clarify whether such shares are outstanding at the end of the year.

Note 5-Investments and Other Assets
Investment in Cibola Corporation

5.	Please supplementally tell us what minority rights and
control
issues you considered in your determination not to consolidate your
80% ownership interest in Cibola Corporation. Please cite the appropriate accounting literature that supports your conclusion.

6.	It appears that your investment in Cibola Corporation met the
20% significance test under Rule 3-09 of Regulation S-X for the year ended December 31, 2004, yet no separate audited financial statements were provided. Please provide your significance test calculations, and if necessary, amend your filing to include the audited financial statements of this equity method investment.

Note 9 (c) - Long-term Debt

7.	You indicate that note holders are entitled to a
bonus/production payment of $1 per ton for the coal expected to be recovered during the term of the note resulting in an effective interest rate of 29%, please tell us how you are currently accounting for this bonus/ production payment.

Item 9A-Controls and Procedures

8.	We note your disclosure that management, including your Chief
Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934 is "recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms."
Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, your officers may conclude that the Company`s disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Exhibit 31

9.	Revise your certifications to conform wording to the language provided in Item 601 (31) of Regulation S-K.

	*	*	*	*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.


Sincerely,



John Cash
Accounting Branch Chief

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The Beard Company
Form 10-K
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE